

Mail Stop 3561

June 4, 2009

Mr. Jeffrey P. Bezos
President, Chief Executive Officer
Amazon.com, Inc.
1200 12th Avenue South, Suite 1200
Seattle, Washington 98144-2734

      Re: **Amazon.com, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2008
               Filed January 30, 2009
               File No. 0-22513

Dear Mr. Bezos:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      William H. Thompson
      Accounting Branch Chief